[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

August 4, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Northfield Bancorp, Inc.
Registration Statement on Form S-1
        Request for Acceleration of Effeectiveness
        File No. 333-167421

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Northfield Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on August 6, 2010, at 12:00 p.m., or as soon thereafter as practicable.

Very Truly Yours,

SANDLER O'NEILL & PARTNERS, L.P.
By: Sandler O'Neill & Partners Corp., the sole general partner
By: /s/ Jennifer A. Docherty Jennifer A. Docherty Authorized Signatory